July 14, 2009
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp. Filed on Form N-2 Registration No. 333-159720
Ladies and Gentlemen:
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated.
Very truly yours,
WELLS FARGO SECURITIES, LLC
As Representative of the
Prospective Underwriters

By:	/s/ Elizabeth A. DiChiaro
	Name:	Elizabeth A. DiChiaro
	Title:	Managing Director